Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Renovare Environmental, Inc. (formerly known as BioHiTech Global, Inc.) on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated April 15, 2021, with respect to our audits of the consolidated financial statements of Renovare Environmental, Inc. (formerly known as BioHiTech Global, Inc.) as of December 31, 2020 and 2019 and for the years then ended appearing in the Annual Report on Form 10-K of Renovare Environmental, Inc. (formerly known as BioHiTech Global, Inc.) for the year ended December 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

February 7, 2022